Writer's E-Mail: cdavis@kkwc.com
Writer's Direct Dial: 212.880.9865

October 6, 2017
VIA EMAIL AND EDGAR

Perry Hindin
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549-3628

Re:	Destination Maternity Corporation (the "Company")
Preliminary Proxy Statement filed September 28, 2017
Filed by Orchestra-Prémaman S.A. and Yeled Invest S.A.
File No. 000-21196
Dear Mr. Hindin:

We acknowledge receipt of the letter of comment dated October 6, 2017 (the "Comment Letter") from the Staff of the Securities and Exchange Commission (the "Staff") with regard to the above-referenced matter. We have discussed the Comment Letter with Orchestra-Prémaman S.A. and the other participants named in the Proxy Statement (collectively, "Orchestra") as necessary and provide the following supplemental responses on their behalf. Unless otherwise indicated, the page references below are to the marked version of the marked copy of the Revised Preliminary Proxy Statement on Schedule 14A attached to this letter (the "Proxy Statement"). To facilitate the Staff's review, we have reproduced the text of the Staff's comments in italics below, and our responses appear immediately below each comment.

General
1.
The opening paragraph of your response letter indicates that the "Revised Preliminary Proxy Statement on Schedule 14A" was filed on October 5, 2017, but no such filing appears on the sec.gov Edgar website. We instead have received a response letter that includes as an attachment a draft Amendment No. 1 to the preliminary proxy statement. Please advise.

Orchestra acknowledges the Staff's comment and apologizes for the confusion. Our Revised Preliminary Proxy Statement was not filed via the Edgar website, but was only attached to our prior Response Letter.  Likewise, we plan to attach only the newly revised Proxy Statement to this letter as well.

2.
We note your response to prior comment 1 and your proposed changed to the disclosure in the proxy statement and proxy card and we reissue the comment. As discussed with you on the telephone today, notwithstanding your response that Orchestra has revised the proxy card to remove the authority to vote for the election of any person to any office, we note that the proposed changes to Proposal No. 1 still provide in the "Note" that a shareholder's shares "will be voted for the remaining nominees."

Orchestra acknowledges the Staff's comment and has revised the proxy card to remove the authority to vote for the election of any person to any office. Please see PDF page 34 of the Proxy Statement.
3.
We note your response to prior comment 3 and we reissue the comment in part with respect to the following statements in the proxy statement. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Support for any such opinions or beliefs should be self-evident, disclosed in the soliciting materials or provided to the staff on a supplemental basis with a view toward disclosure.

•	"…insufficiently clear financial reporting…" No support has been provided.
Orchestra acknowledges the Staff's comment and has revised the Proxy Statement to remove these references. Please see pages 1, 2, 5 and 12 of the Proxy Statement.
•	"Under the Status Quo Directors, the company has repeatedly announced major targets, and has repeatedly missed them." The provided information does not appear to adequately support this statement.
Orchestra acknowledges the Staff's comment and on a supplemental basis directs the Staff to page 10 of the Proxy Statement, where we have modified our disclosure.
•
In addition, refer to the disclosure in the proposed revised proxy statement indicating the percentage stock price drop during the tenure of each of the Status Quo Directors. Please revise to indicate the specific date range used to determine such percentages.

Orchestra acknowledges the Staff's comment and has revised the foregoing accordingly. Please see pages 11-12 of the Proxy Statement.

4.
We note your response and proposed revised disclosure in response to comment 4. As discussed with you over the telephone today, there appears to be sufficient information contained in the Company's Form 8-K filed December 20, 2016 for Orchestra to provide the information specified in Item 5(b)(xi) of Schedule 14A and Item 404(a) of Regulation S-K. As noted on the call, such information can readily be found in other sources available to Orchestra as well. Item 404(a)(3) and (4) of Regulation S-K only require approximate values. We would not object to Orchestra qualifying such disclosed approximations by reference to stock prices and currency exchange rates as of particular specified dates.

Orchestra acknowledges the Staff's comment and has revised the foregoing accordingly. Please see page 23 of the Proxy Statement.
* * *

The Staff is invited to contact the undersigned at (212) 880-9865 or with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.

Very truly yours,

/s/ Christopher P. Davis
Christopher P. Davis

Cc: Rebecca L. Van Derlaske